Avenue Group Letterhead

February 9, 2007

Mark A. Wojciechowski
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-7010
Fax:  202-772-9369

Dear Mr. Wojciechowski:

On February 8, 2007, Mendel Mochkin, our Vice President, and Robert L. Poley, CPA, our consultant, talked with the staff of the oil and gas industry group of the Division of Corporation Finance. The staff advised us that it did not concur with our interpretation of FAS 7 which we stated in our January 7, 2007, letter responding to your November 17, 2006, comment letter, comment 3. For your convenience we state comment 3 below.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Financial Statements and Supplementary Data, page F-1

3. We note your disclosure in the second paragraph under Business Strategy on page 8, explaining that during 2005 your activities were principally devoted to capital raising, oil and gas activities in Turkey and the pursuit to acquire oil and gas exploration and production properties, and your discussion in the fifth and sixth paragraphs under Properties on page 10, stating "...current production is minimal," and the property "...is still not producing at the earlier anticipated rates."

Considering the very limited nature of your operations to date, and the absence of proved reserves, tell us why you believe the guidance in paragraphs eight and nine of SFAS 7 would not require you to characterize your operations as a development stage enterprise.




After a spirited discussion with the staff about what FAS 7 means, Mr. Mochkin and Mr. Poley agreed on our behalf, and we hereby confirm, that on January 1, 2003, we became a development stage company and that in our 2006 Form 10-K (and in subsequent filings so long as we are a development-stage company) we will report development-stage disclosures in accordance with FAS 7. The staff advised Mr. Mochkin and Mr. Poley that, given the facts and circumstances of our situation, the staff will not object if the cumulative development-stage disclosures in our financial statements are unaudited.

We believe that with this confirmation we have now resolved all comments in your November 14, 2006, letter.

Sincerely,


Levi Mochkin

President, Chief Executive officer and Acting Principal Financial Officer Avenue Group, Inc.